UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
  ☒     Annual Report pursuant to section 15(d) of the Securities Exchange Act of
1934

For the fiscal year ended December 31, 2005

OR

☐    Transition report pursuant to section 15(d) of the Securities Exchange
Act of 1934

For the transition period from ______ to ______

Commission file number 1-7288

__________________________

THE BOMBAY COMPANY, INC.
EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN

_________________________

The Bombay Company, Inc.
(Exact name of registrant as specified in its charter)

550 Bailey Avenue
Fort Worth, Texas 76107

THE BOMBAY COMPANY, INC.
EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                                                                                                                                                        Page

Report of Independent Registered Public Accounting Firm                                                3

Financial Statements:
Statements of Net Assets Available for Benefits                                                                  4
Statements of Changes in Net Assets Available for Benefits                                             5
Notes to Financial Statements                                                                                             6-10

Supplemental Financial Schedule:
Schedule I - Schedule H, Line 4i, Schedule of Assets
(Held at End of Year)                                                                                                           11-12
Other schedules have not been presented because they were
not applicable, and, thus, not required.

Signature                                                                                                                                    13

Exhibits:
Consent of Independent Registered Public Accounting Firm                                          14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of the
The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fort Worth, Texas
May 11, 2006

THE BOMBAY COMPANY, INC.
Employee 401(k) Savings and Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets

Investments:
At fair value
Pooled separate accounts	$8,297,402	$7,240,442
Common stock, The Bombay Company, Inc.	1,405,590	2,739,938
Participant loans	561,137	604,366
At contract value
Insurance company general account	2,477,213	2,467,671

Total investments	12,741,342	13,052,417

Receivables:
Employee contributions	102,395	96,217
Employer contributions	56,797	54,114

Total receivables	159,192	150,331

Total assets	12,900,534	13,202,748

Liabilities

Company loan payable	(261,884)	(261,884)
Administrative costs payable	(2,395)	(2,370)

Total liabilities	(264,279)	(264,254)

Net assets available for benefits	$12,636,255	$12,938,494

                                                        The accompanying notes are an integral part of these financial statements.

THE BOMBAY COMPANY, INC.
Employee 401(k) Savings and Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2005 and 2004

	2005	2004
Contributions:
Employee	$1,245,475	$1,278,260
Employer	707,261	706,123
Rollovers	81,215	89,473

Total contributions	2,033,951	2,073,856

Investment income (loss):
Interest and dividends	108,354	99,310
Net appreciation (depreciation) in
fair value of investments:
Pooled separate accounts	474,678	618,403
Common stock, The Bombay Company, Inc.	(1,210,901)	(1,351,393)

Total investment loss	(627,869)	(633,680)

Distributions:
Benefits paid	(1,686,785)	(1,455,902)
Administrative costs	(21,536)	(29,270)

Total distributions	(1,708,321)	(1,485,172)

Decrease in net assets available for benefits	(302,239)	(44,996)

Net assets available for benefits at beginning of year	12,938,494	12,983,490
Net assets available for benefits at end of year	$12,636,255	$12,938,494

                                                          The accompanying notes are an integral part of these financial statements.

THE BOMBAY COMPANY, INC.
EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

NOTE 1 - DESCRIPTION OF THE PLAN

GENERAL
The Bombay Company, Inc. (the "Company") adopted the Employee 401(k) Savings and Stock Ownership Plan (the "Plan") on September 9, 1990, effective January 1, 1991, for the benefit of qualified employees. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan has complied with the fidelity bonding requirements of ERISA. Reference should be made to the Plan document for a complete description.

ADMINISTRATION
The Plan is administered by the Compensation and Human Resources Committee of the Board of Directors of the Company through an Administrative Committee consisting of three officers of the Company. This Administrative Committee oversees the Employee Benefits Department of the Company in conducting the daily operations of the Plan. Effective April 1, 2004, Prudential Financial, Inc. acquired the retirement services of CB Trust Company ("CIGNA"), the Plan's former trustee. In connection with the acquisition, Prudential Retirement
Insurance and Annuity Company ("Prudential") assumed the administration and financial responsibilities of CIGNA and became the appointed Plan Trustee and Investment Administrator. Prudential revalues the assets of the Plan daily. Each revaluation takes into account earnings and capital appreciation or depreciation, whether realized or unrealized, of the assets of the Plan. Amounts credited to the accounts of participants are also adjusted at each valuation date so as to be equal to the value of the net assets of the Plan. Participants receive valuation statements of their individual accounts as of each calendar quarter end.

ELIGIBILITY
Employees of the Company who are at least 21 years of age, and have completed one year and at least 1000 hours of service within twelve consecutive months are eligible to participate in the Plan. An eligible employee may elect to contribute up to 75% of compensation to the Plan within certain limitations, beginning with the first payroll period following eligibility. Employee contributions to the Plan are made in the form of payroll deductions. A participant may elect to change the percentage of compensation to be contributed to the Plan up to four times in any Plan year. Participants may also elect to suspend or resume participation with 30 days written notice to the Plan Administrator.

CONTRIBUTIONS
The Plan provides that the Company shall match 100% of each participant’s initial 3% contribution, and 50% of the next 2% contributed by the participant. The Company may make elective contributions in addition to the matching amounts. Matching Company contributions are allocated to individual participant accounts monthly. During 2005 and 2004, the Company made matching contributions of $707,261 and $706,123, respectively, in the form of cash.

THE BOMBAY COMPANY, INC.
EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005 AND 2004

The Plan accepts rollover contributions of participants’ distributions from other qualified plans under Section 401 of the Internal Revenue Code ("IRC"). Rollover contributions are not subject to matching Company contributions.

VESTING AND FORFEITURES
Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. For participants enrolling in the Plan on or after January 1, 2000, Company matching and elective contributions made to participants' accounts are fully vested immediately. For participants enrolled in the Plan prior to January 1, 2000, vesting in the Company's matching and elective contributions was based upon the following schedule of service:

                                  Years of Service                          Vested Amount

                                             1                                                      0%
                                             2                                                   100%

In the event of termination of employment, the unvested portion of a participant's account in the Plan is forfeited. At the discretion of the Administrative Committee, all forfeited amounts are available to pay administrative charges, offset Company contributions or be reallocated to remaining participants as of the end of the Plan year. Reallocations are based on the ratio that participants’ compensation for the Plan year bears to the total compensation of all such participants' compensation for the Plan year. During the years ended December 31, 2005 and 2004, forfeitures totaled $559 and $3,630, respectively. Forfeitures during 2005 and 2004 represent amounts unvested by participants terminated prior to December 31, 2001 but distributed subsequent to that date. During 2004, $3,580 of forfeitures under the Plan were used to offset Plan expenses. There were no such forfeitures used in 2005.

DISTRIBUTIONS
Upon reaching age 70-1/2, upon death or disability, or upon termination of employment, the vested portions of a participant's account are generally paid to the participant or beneficiaries in the form of a lump sum payment. Prior thereto, distributions may be made upon reaching age 59-1/2 or if a financial hardship situation, as defined by the Internal Revenue Service ("IRS"), is established. Distributions may be made in the form of cash, Company stock, or a combination thereof, at the discretion of the participant.

The Plan was amended effective March 28, 2005 to allow the Plan to distribute vested benefits of terminated participants that range from $1,000 to $5,000 to an IRA established for terminated participants at a financial institution selected by the Plan. Terminating participants with vested balances of less than $1,000 will continue to receive distributions in cash.

PARTICIPANT LOANS
Participants may borrow up to the lesser of (a) $50,000, (b) 50% of total vested account balance, or (c) the participant's aggregate contributions plus earnings thereon, but not less than $500, for a term not to exceed ten years. Loans, plus interest at the rate of prime +1%, are generally repaid through payroll deductions and are credited to the participant accounts from which they were borrowed. Interest rates ranged from 5.00% to 9.25% for participant loans outstanding at December 31, 2005.

THE BOMBAY COMPANY, INC.
EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005 AND 2004

EXPENSES OF THE PLAN
The Plan bears the cost of administrative expenses in the event the Company does not elect to absorb such expenses. The administrative costs reflected in the accompanying financial statements represent the portion paid or payable by the Plan. The Company paid $17,293 and $15,742 for expenses incurred in the administration of the Plan during 2005 and 2004, respectively. Certain administrative functions are performed by employees of the Company, including members of the Administrative Committee, without compensation from the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
Accounting records of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates. Actual results could differ from these estimates.

CONTRIBUTIONS
Contributions from the Company and participants are accrued as they become obligations of the Company, as determined by the Plan’s Administrator, and in the period in which they are deducted, in accordance with salary deferral agreements.

INVESTMENTS
The investments of the Plan are stated at quoted market values in an active market as of the end of the Plan year. Investment gains and losses are accounted for using the average cost basis of the securities sold. These investments are subject to market or credit risks customarily associated with equity investments.

The net realized and unrealized gains and losses on investments include realized gains and losses on sales of investments during the year and unrealized increases or decreases in the market value of investments held at year end. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS
Benefits are recorded when paid.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSB”) 94-1-4 Reporting on Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Health and Welfare and Pension Plans. Effective December 31, 2006, FSB 94-1-4 will require all investments which are considered benefit responsive investments to be stated at fair value as opposed to the contract value. The Plan currently invests in guaranteed interest accounts which are considered benefit responsive investments. FSB 94-1-4 will be effective for the Plan in 2006.

THE BOMBAY COMPANY, INC.
EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005 AND 2004

NOTE 3 - INVESTMENTS

In 1994, the Plan entered into a group annuity contract with Connecticut General Life Insurance Company ("Connecticut General"), a CIGNA company. During 2004, CIGNA sold its Retirement & Investments division to Prudential Insurance Company. In connection with the acquisition, the Plan's group annuity contract, trustee and investment administrator were transferred to Prudential. Prudential maintains contributions in pooled separate accounts or insurance company general accounts established as investment vehicles for qualified retirement plans. Participant contributions and matching Company contributions are invested in any or all of 24 Prudential pooled separate accounts, one Prudential general account or Company stock, based upon the participant's discretion.

The pooled separate accounts are credited with Plan contributions and earnings on the underlying investments, and charged for Plan withdrawals and administrative expenses charged by Prudential. The assets of each of the pooled separate accounts are invested in shares of the designated underlying mutual funds. In addition, from time to time, Prudential may invest amounts in short-term money market instruments, cash or cash equivalents. The pooled separate accounts are stated at fair value as of December 31, 2005 and 2004.

The general account is credited with Plan contributions and earnings on the underlying investments, and charged for Plan withdrawals and administrative expenses charged by Prudential. The contract is included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. That is, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2005 and 2004 approximates contract value. The average yield and crediting interest rates were approximately 3.1% for 2005 and 2004. The crediting interest rate is determined semi-annually by Prudential, but cannot be less than 1.5%. Principal and interest in the general account are guaranteed against loss by Prudential.

Investments in Company common stock, which is traded on the New York Stock Exchange, are reflected at fair value at December 31, 2005 and 2004 based on the closing price on the respective dates.

Individual investments with market value greater than 5% of net assets available for benefits at December 31 were as follows:

                                                                                         2005                       2004__

General Account, Guaranteed Income                                        $2,477,213                 $2,467,671
The Bombay Company, Inc. Common Stock                                            1,405,590                   2,739,938
Dryden S&P Index Fund                                                        973,919                      795,773
Fidelity Advisor Growth Opportunities Fund                                750,764                      744,493
Large Cap Growth/Goldman Sachs                                                   739,955                     741,780

THE BOMBAY COMPANY, INC.
EMPLOYEE 401(K) SAVINGS AND STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005 AND 2004

NOTE 4 - LOAN FROM COMPANY

On June 8, 1994, the Company loaned the Plan $261,884 to pay benefits to terminated participants. The loan is non-interest bearing and is payable upon demand by the Company.

NOTE 5 - TAX STATUS OF THE PLAN

The Plan has received a determination letter from the Internal Revenue Service dated May 5, 2006, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust was tax- exempt.

NOTE 6 - TERMINATION OF THE PLAN

The Company has the right, under the Plan, to amend or terminate the Plan, subject to provisions set forth in ERISA. Amendment of the Plan may not deprive participants of their vested interest or divert Plan assets from the exclusive benefit of participants or their beneficiaries. In the event of termination of the Plan or irrevocable discontinuation of Company contributions, all amounts credited to the accounts of participants will be fully vested and non-forfeitable.

Schedule I

THE BOMBAY COMPANY, INC.
Employee 401(k) Savings and Stock Ownership Plan
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2005

EIN: 75-1475223
PN: 002

(a) (b) Identity of issue, borrower,           (c) Description of investment including maturity date,         (e) Current
           lessor or similar party                           rate of interest, collateral, par or maturity value                      value

* Prudential Retirement Insurance                General Account, Guaranteed Income
& Annuity Company                                      55,039 units of participation                                                     $2,477,213

* Prudential Retirement Insurance                Separate Account 55A, Fidelity Advisor Growth Opportunities Fund
& Annuity Company                                      12,062 units of participation                                                         750,764

* Prudential Retirement Insurance                Separate Account L1, Lifetime 20
& Annuity Company                                      17,871 units of participation                                                          461,080

* Prudential Retirement Insurance                Separate Account L2, Lifetime 30
& Annuity Company                                      18,461 units of participation                                                          474,703

* Prudential Retirement Insurance                Separate Account L3, Lifetime 40
& Annuity Company                                      17,100 units of participation                                                          418,245

* Prudential Retirement Insurance                Separate Account L4, Lifetime 50
& Annuity Company                                      5,612 units of participation                                                            133,883

* Prudential Retirement Insurance               Separate Account L5, Lifetime 60
& Annuity Company                                      2,466 units of participation                                                              53,674

* Prudential Retirement Insurance               Separate Account B, Dryden S&P Index Fund
& Annuity Company                                     15,401 units of participation 973,919

* Prudential Retirement Insurance               Separate Account 5E3, Lazard Small Cap Portfolio
& Annuity Company                                      9,447 units of participation                                                             352,866

* Prudential Retirement Insurance               Separate Account 15, Corporate Bond / BSAM Fund
& Annuity Company                                     29,194 units of participation                                                            458,579

* Prudential Retirement Insurance              Separate Account CG, Large Cap Growth/Goldman Sachs
& Annuity Company                                    69,236 units of participation                                                             739,955

* Prudential Retirement Insurance              Separate Account FTF, Small Cap Growth / TimesSquare Fund
& Annuity Company                                    18,404 units of participation                                                             380,049

* Prudential Retirement Insurance              Separate Account BIA, International Blend / The Boston Co
& Annuity Company                                    37,033 units of participation                                                            499,564

* Prudential Retirement Insurance             Separate Account 5DX, Janus Advisor Growth Account
& Annuity Company                                   4,872 units of participation                                                               111,599

* Party-in-interest

Schedule I

                                                                                                                                   THE BOMBAY COMPANY, INC.
                                                                                                                Employee 401(k) Savings and Stock Ownership Plan
                                        Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
                                             December 31, 2005

EIN: 75-1475223
PN: 002

(a) (b) Identity of issue, borrower,             (c) Description of investment including maturity date,        (e) Current
            lessor or similar party                            rate of interest, collateral, par or maturity value        value

* Prudential Retirement Insurance                  Separate Account 55I, Fidelity Advisor Equity Growth
& Annuity Company                                        1,569 units of participation                                            122,520

* Prudential Retirement Insurance                  Separate Account LC2, Large Cap Growth / Turner Investment
& Annuity Company                                        8,499 units of participation                                            100,601

* Prudential Retirement Insurance                  Separate Account 5QJ, Aim Dynamics Fund
& Annuity Company                                        2,843 units of participation                                             72,816

* Prudential Retirement Insurance                 Separate Account MG1, Mid Cap Growth / Artisan Partners
& Annuity Company                                       29,281 units of participation                                          320,752

* Prudential Retirement Insurance                Separate Account BSC, Small Cap Value / Perkins, Wolf, McDonnell
& Annuity Company                                      17,799 units of participation                                           432,186

* Prudential Retirement Insurance                Separate Account 5EW, Janus Advisor Worldwide Account
& Annuity Company                                      4,058 units of participation                                             128,292

* Prudential Retirement Insurance                Separate Account 5L1, Aim Technology Fund
& Annuity Company                                      2,274 units of participation                                              60,277

* Prudential Retirement Insurance                Separate Account LV3, Large Cap Value / Wellington Management
& Annuity Company                                      22,997 units of participation                                          290,388

* Prudential Retirement Insurance                Separate Account 5RH, Fidelity Advisor Equity Income
& Annuity Company                                      5,532 units of participation                                           251,805

* Prudential Retirement Insurance               Separate Account MV1, Mid Cap Value / Wellington Management
& Annuity Company                                     17,828 units of participation                                          324,514

* Prudential Retirement Insurance              Separate Account 5O1, Oakmark Select I Fund
& Annuity Company                                    11,012 units of participation                                           384,371

                                                             Total Insurance Company Investment Contracts              10,774,615

* The Bombay Company, Inc.                     Common Stock, $1 par value, 474,861 shares                        1,405,590

*
Participant loans                                           Terms vary from six months to ten years
                                                                         at 5.00% to 9.25% interest (cost$-0-)                                         561,137

                                                                                                                                                                           $12,741,342

* Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                                                                      The Bombay Company, Inc.
                                                                                Employee 401(k) Savings and Stock Ownership Plan

                                                                                                              (Name of Plan)

Date: June 27, 2006                                                                 /s/ ELAINE D. CROWLEY
                                                                                                  Elaine D. Crowley
                                                                                                  Senior Vice President, Chief Financial
                                                                                                  Officer and Treasurer